EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim unaudited condensed consolidated financial statements and results of operations ("MD&A") of Xtra-Gold Resources Corp. ("Xtra-Gold" or our "company") for the nine months ended September 30, 2020 and 2019 should be read in conjunction with the interim unaudited condensed consolidated financial statements and the related notes to the company's interim unaudited condensed consolidated financial statements.  The following discussion contains forward-looking statements that reflect Xtra-Gold's plans, estimates and beliefs.  Our company's actual results could differ materially from those discussed in the forward-looking statements set out herein.  Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A.  Our company's condensed consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2019, 2018 and 2017 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled "Risk Factors" beginning on page 8 of our 20-F annual report.

Highlights for the Nine-Month Period Ended September 30, 2020 and subsequent

During the nine-month period ended September 30, 2020:

● in connection with our gold recovery operations, we produced 3,675 ounces of raw gold.  We sold 3,137 fine ounces of gold at an average price of US$1,695 per ounce.

● cash on hand, excluding restricted cash, increased to $6.1 million at September 30, 2020 from $4.0 million at December 31, 2019.

● on September 8, 2020, announced the discovery of a new gold zone, located 1,500 metres to the southwest of the current Zone 2 gold resource.

● a total of 20 diamond core boreholes totaling 2,935 metres completed by the Company's in-house drilling crews as part of the ongoing target generation drilling program geared towards the identification of new resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area.

● resource expansion drilling at Double 19 deposit successfully extended the hinge zone gold shoot approximately 115 metres down plunge from previous drilling and identified a new, apparent fold limb-controlled gold zone along the northwest limb of the Double 19 fold structure

● completed the commissioning and trial drilling of newly purchased CS1000/P4 crawler-mounted diamond drill rig during the June 2020  quarter; with the acquisition of this second drill rig marking an import step in accelerating the Company's exploration efforts.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 6,000 metres, at an estimated cost of $300,000, to be implemented utilizing the Company's in-house operated drill rig; consisting of a combination of follow up drilling of early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) within the Zone 2 - Zone 3 maiden mineral resource footprint area and testing of prospective litho-structural gold settings identified by recently completed 3D geological modelling; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

● the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this report, we have estimated $200,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We will continue with our recovery of placer gold operations at our Kwabeng Banso and Muoso properties during 2020, while commencing gold recovery on our Pameng property.  We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2020 budget to carry out our plan of operations is approximately $900,000 as follows and as disclosed in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview:

Soil sampling / trenching	$200,000
Drilling	300,000
Administration	300,000
Stock-based compensation (non-cash)	100,000
TOTAL	$900,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on funds from gold recovery from alluvial operations, equity and debt financings to finance its ongoing operations.  Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company's operations over the next year.  During the current year and subsequent to 2020, we will require additional capital to implement our plan of operations.  We anticipate that these funds primarily will be raised through equity and debt financing or from other available sources of financing.  If we raise additional funds through the issuance of equity or convertible debt securities, it may result in the dilution in the equity ownership of investors in our common stock.  There can be no assurance that additional financing will be available upon acceptable terms, if at all.  If adequate funds are not available or are not available on acceptable terms, we may be unable to take advantage of prospective new opportunities or acquisitions, which could significantly and materially restrict our operations, or we may be forced to discontinue our current projects.

Trends

Gold prices closed in 2019 at $1,515 per ounce, above the 2019 average of $1,392 per ounce.  The low for 2019 occurred in April, with prices gradually increasing from that point. We continue to see positive indicators for gold prices in the future.

The recent WHO-declared coronavirus pandemic has created a significant amount of economic uncertainty and stalling across the world.  While gold prices originally surged with this announcement, prices have fallen back recently with a global asset sell off.  Indicators are of significant spending programs by all governments to combat this issue while supporting national economies.

Gold does well in times of uncertainty.  National, corporate and individual debt levels will increase in response to this crisis, increasing uncertainty and placing pressure on the value of national currencies.

Gold prices per ounce over the nine-month period ended September 30, 2020 and the years ended December 31, 2019 and 2018 are as follows:

	9 Months 2020	12 Months 2019	12 Months 2018
High	$2,067	$1,546	$1,355
Low	1,474	1,270	1,178
Average	1,735	1,392	1,268

The tone for the precious metals market in the near future will depend on the U.S. dollar strength.  The recent move by most central banks, including the US Federal Reserve to reduce interest rates in response to Covid-19 fears, has increased gold prices.  The focus going forward will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve and other central banks to stabilize economies and stimulate growth.  Any further wobble or extension of the time to address the issues related to the pandemic in the US economy could interfere with the rate increases and create uncertainty about the US economy, which would be good for gold prices.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies.  Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Currently, Covid-19 has not affected any of the Company's operations in Ghana.  The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Summary of the last five fiscal years ending December 31

	2019	2018	2017	2016	2015
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated gain (loss) for the period	2,388,347	1,539,294	453,932	(467,711)	(391,723)
Net loss (gain) attributable to non-controlling interest	(140,390)	(233,111)	(98,077)	(13,173)	(35,642)
Net gain (loss) Xtra-Gold Resources Corp.	2,247,957	1,306,183	355,855	(480,884)	(427,365)
Basic and diluted income (loss) attributable to common shareholders per common share	0.05	0.03	0.01	(0.01)	(0.01)
Total current assets	5,438,858	3,258,955	1,825,775	1,593,038	1,049,334
Total assets	6,875,325	4,790,576	3,328,082	2,895,984	2,491,603
Total current liabilities	443,540	624,205	443,457	486,613	391,750
Total liabilities	443,540	624,205	443,457	486,613	391,750
Working capital	4,995,317	2,634,750	1,382,318	1,106,425	657,584
Capital stock	45,844	46,246	47,782	48,174	45,622
Total equity	6,431,785	4,166,371	2,884,625	2,409,371	2,099,853
Total Xtra-Gold Resources Corp. stockholders' equity	6,886,308	4,761,284	3,712,649	3,335,472	3,039,127
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,095,232	47,089,027	47,948,596	47,256,630	45,721,507
Basic and diluted weighted average number of common shares outstanding	49,589,430	49,405,027	51,339,216	n/a	n/a

Summary of Quarterly Results

Three Months Ended	Net Income (Loss) $	Basic and Diluted Income (Loss) Per Share $

September 30, 2020	$714,181	$0.02
June 30, 2020	1,573,965	0.03
March 31, 2020	357,744	0.01
December 31, 2019	(147,234)	(0.00)
September 30, 2019	1,501,085	0.03
June 30, 2019	513,774	0.01
March 31, 2019	380,332	0.01
December 31, 2018	51,061	0.00

Results of Operations for the Three Months Ended September 30, 2020 as Compared to the Three Months Ended September 30, 2019

Our company's net gain for the three months ended September 30, 2019 was $714,181 as compared to a net gain of $1,501,085 for the three months ended September 30, 2019, a reduction of $786,904.  The September 2019 quarter results were positively affected by the sale of an investment while both quarters benefited from increased gold prices on the recovery of gold.

Our company's basic and diluted net gain per share for the three months ended September 30, 2020 was $0.02 compared to a net gain of $0.03 per share for the three months ended September 30, 2019.  The weighted average number of shares outstanding was 46,709,062 at September 30, 2020 compared to 46,041,247 for the three months ended September 30, 2019.  The increase in the weighted average number of shares outstanding can be attributed to the exercise of warrants and options in 2020.  The 49,097,562 weighted average fully diluted shares outstanding for the three months ended September 30, 2020 (September 30, 2019 - 49,906,247) did not materially affect the earnings per share in either period.

We incurred expenses of $378,166 in the three months ended September 30, 2020 as compared to $251,077 in the three months ended September 30, 2019, an increase of $127,089.    Amortization for the three months ended September 30, 2020 was $48,135, an increase from the $36,658 for the three months ended September 30, 2019.  A new drill and a truck were added late in the June 30, 2017 quarter. One additional truck and a generator were added in 2018. In 2019, a trommel was purchased. In 2020, the company purchased a portable drill, a pickup truck and a generator set.  General and administrative ("G&A") expenses were $155,974 in the three months ended September 30, 2020 as compared to $104,911 in the three months ended September 30, 2019, an increase of $51,063. Marketing expenses of $58,403 in Q3 2020 (Q3 2019 - $28,191) reflect efforts to increase the Company profile with investors.  Stock-based compensation expense for consultants was revalued and created a Q3 2020 expense of $55,426, reflecting the increase in the company's share price.  Legal and audit fees of $12,545 in the 2020 quarter reflect allowances mostly for year end audit work. Exploration costs increased by $64,549 to $174,057 as compared to $109,508 for the three months ended September 30, 2019.  Expenses were incurred to engage consultants to review the exploration data in the 2020 quarter.  Owning our own drill has decreased drilling costs substantially as compared to using contract drilling.  All exploration costs were expensed in the periods.  Although the US dollar weakened a bit in the quarter, in general the stronger US dollar as compared to the Ghanaian cedi and Canadian dollar resulted in reduced reported exploration and general and administrative expenses, partly offset by increased foreign exchange costs.

Exploration activities for the September 2020 quarter focussed on the Kibi Gold Project (Apapam Mining Lease) with the continuation of the target generation drilling program geared towards the identification of new resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area. Twenty (20) diamond core boreholes totalling 2,935 metres were completed during the present quarter with drilling efforts primarily targeting resource expansion opportunities in Zone 3 of the Kibi Gold Project. A total of 59 boreholes totaling 7,905 metres have been completed to date by the Company's in-house drilling crews during the ongoing drilling program initiated in late September 2019. The target generation drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling.

The assay results for 42 boreholes (6,117.5 metres) of the ongoing Zone 2 - Zone 3 resource expansion target generation drilling program, completed from mid-February to late September 2020 (#KBDD20310 - #KBDD20351),  were reported by the Company on September 8 and October 20, 2020, including the following highlights:

- 43.5 metres grading 1.21 grams per tonne ("g/t") gold, including 2.16 g/t gold over 7.5 metres and 4.3 g/t gold over 6.0 metres, from a down-hole depth of 3.0 metres in #KBDD20335 and 24.0 metres grading 1.35 g/t gold, including 1.99 g/t gold over 9.0 metres, from a down-hole depth of 56.5 metres in undercut hole #KBDD20338; approximately 30 metres downdip of the #KBDD20335 gold intercept (Boomerang Zone)

- 55.3 metres grading 2.1 g/t gold, including 3.47 g/t gold over 16.6 metres, from down-hole depth of 96.2 metres in #KBDD20341; and 20.0 metres grading 1.02 g/t gold and 27.0 metres grading 2.5 g/t gold from down-hole depths of 142 metres and 187 metres respectively in #KBDD20351; confirming down plunge extension of fold hinge gold shoot (Double 19 Deposit)

- 61.57 metres grading 2.42 g/t gold, including 5.13 g/t gold over 21.5 metres, from down-hole depth of 18.2 metres in #KBDD20346; new fold limb gold shoot on NW flank of Double 19 deposit fold structure

Drilling activities during the September 2020 quarter focussed primarily on the Boomerang and Double 19 zones with 8 holes (857.5 metres) and 7 holes (1,422.5 metres) completed on each target, respectively. At the Boomerang Zone, follow up drilling defined a typical Kibi-type (Zone 2) Granitoid-hosted gold zone located over 1,500 metres to the southwest of the current Zone 2 gold resource footprint. Resource expansion drilling at the Double 19 deposit successfully extended the hinge zone gold shoot approximately 115 metres down plunge from previous drilling and identified a new, apparent fold limb-controlled gold zone extending a minimum of 50 metres below the central fold hinge gold shoot, along the northwest limb of the fold structure. The Double 19 deposit has a current inferred mineral resource of 48,000 ounces of gold (0.61 million tonnes at an average grade of 2.43 g/t gold).

The Double 19 deposit, located in Zone 3, along with the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2, form part of a maiden mineral resource estimate (October 26, 2012) on the Company's Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt. The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, filed under the Company's profile on SEDAR at www.sedar.com.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the current reporting period.

Cautionary Note to United States Investors Concerning Reserve and Resource Estimates

The reserve and resource estimates in this Annual Report have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Annual Report have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 of the United States Securities and Exchange Commission (the "SEC"), and reserve and resource information contained in this Annual Report may not be comparable to similar information disclosed by United States companies.  In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserve".  Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by United States standards in documents filed with the SEC.  United States investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource" exists, is economically or legally mineable, or will ever be upgraded to a higher category.  Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre- feasibility studies except in rare cases.  Disclosure of the amount of minerals contained in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

We reported a gain of $1,273,047 related to other items for the three months ended September 30, 2020 compared to a gain of $1,804,386 for the three months ended September 30, 2019.  Our gold recovery receipts increased during the comparable periods.  We posted gains from trading securities during Q3 2019 of $1,234,522, mostly from the sale of one security.

During the three months ended September 30, 2020, we sold 1,100 ounces of fine gold from our gold recovery operations compared to 794 ounces of fine gold from our share of the placer gold operations received during the three months ended September 30, 2019.  Our gold receipts, after royalties, during the three months ended September 30, 2020, generated a gain on gold recovery of $1,143,127 (September 30, 2019 - gain of $620,612).  We recovered 1,581 raw ounces of gold during Q3 2020 (Q3 2019 - 888 raw ounces).  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the three months ended September 30, 2020, our company had a foreign exchange loss of $166,499 compared to a loss of $67,494 in the three months ended September 30, 2019.  A significant amount of assets are held in either Canadian dollars or Ghanaian cedis.  A significant amount of expense is incurred in Ghanaian cedis.  As a result, when the U.S. dollar strengthens during the quarter against the Canadian dollar and Ghanaian cedi, a foreign exchange expense results.

Our company recognized a trading and holding gain of $288,004 on the sale of securities in the three months ended September 30, 2020 compared to a gain of $1,234,522 from trading and holding securities in the three months ended September 30, 2019.  Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Embedded derivatives resulted from issuing Canadian denominated warrants in the May 2016 financing.  Because the Company's functional currency is the US dollar, Canadian denominated warrants must be considered expense items and reported on a mark-to-market basis.  During the three months ended September 30, 2018 the term of these warrants was extended to February 2020.  The Q3 2019 expense represents the mark-to-market change in the value of the warrant liability.

The company recognized a tax loss in the 2020 quarter as the gold recovery operations have outpaced available tax shelter at this time.

Results of Operations for the Nine Months Ended September 30, 2020 as Compared to the Nine Months Ended September 30, 2019

Our company's net gain for the nine months ended September 30, 2020 was $2,288,146 as compared to a net gain of $2,395,191 for the nine months ended September 30, 2019, a reduction of $107,045.  While gold recovery profits were better in 2020, the investment portfolio gains were significantly higher than in 2020.  The effects of increased foreign exchange losses and stock-based compensation expenses resulted in most of the difference in the nine-moth periods.

Our company's basic and diluted net gain per share for the nine months ended September 30, 2020 was $0.05 compared to a net gain of $0.03 per share for the nine months ended September 30, 2019.  The weighted average number of shares outstanding was 46,576,004 at September 30, 2020 compared to 46,177,694 for the nine months ended September 30, 2019.  The increase in the weighted average number of shares outstanding can be attributed to the exercise of options and warrants in 2020.  The fully diluted weighted average number of shares outstanding was 48,964,504 at September 30, 2020 compared to 50,042,694 for the nine months ended September 30, 2019.  The fully diluted share positions did not materially affect the earning per share in either period.

We incurred expenses of $978,210 in the nine months ended September 30, 2020 as compared to $679,690 in the nine months ended September 30, 2019, an increase of $298,520.  Increased exploration expense in 2020 reflects consulting help to compile and interpret information.  Increased General and Administrative expense in 2020 was mostly created by increased non-cash stock option expenses, marketing fees, and regulatory filing fees.

We reported a gain of $3,598,812 related to other items for the nine months ended September 30, 2020 compared to a gain of $3,198,322 for the nine months ended September 30, 2019.  Improved gold recovery in 2020 and portfolio trading gains was mostly offset by foreign exchange losses.

During the nine months ended September 30, 2020, we sold 3,137 ounces of fine gold from our gold recovery operations compared to 2,431 ounces of fine gold from our share of the placer gold operations received during the nine months ended September 30, 2019.

The Exploration Crew commissioned the newly purchased CS1000/P4 crawler-mounted diamond drill rig and completed trial drilling during the June 2020 quarter; with the acquisition of this second drill rig marking an import step in accelerating the Company's exploration efforts.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

During 2020, 885,000 warrants were exercised for common shares, which provided cash of CAD$442,500 ($333,247) and 346,500 stock options were exercised, which proved cash of $79,933 (CAD$94,575).  There were no capital raising transactions in 2019.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $1,821,569 during the first nine months of 2020.  Operations provided cash of $1,869,798.  Cash of $825,039 was used to purchase investments in 2020 while proceeds from the sale of investments generated $955,981 of cash.  Inventory was decreased by $129,253 due to the timing of smelt shipments.  Accounts receivable and prepaids decreased as insurance policies were expensed.  Payables where reduced as some gold sales-based costs were paid in advance of shipment.  Other operating expenses were mostly cash neutral.

Total capital equipment expenditures in the first nine months of 2020 was $401,309.  Cash from financing activities reported an increase of $353,080, as cash from warrant and stock option exercises exceeded the cash used to repurchase shares.

During the period ended September 30, 2020, our company repurchased 202,000 of our shares at a cost of $60,100 (December 31, 2019 - repurchased and cancelled 401,800 of our shares at a cost of $124,145).  During 2019, a further 25,000 shares were repurchased at a cost of $9,430.  The 2020 repurchased shares were cancelled.  All shares purchased in 2019 were cancelled, with 401,800 cancelled in 2019 and 25,000 cancelled in 2020.

At September 30, 2020, accounts payable and accrued liabilities increased to $198,471 (December 31, 2019 - $147,313) due to gold revenue related costs.  Our cash and cash equivalents as at September 30, 2020 were sufficient to pay these liabilities.  We believe that our company has sufficient working capital to achieve our 2020 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2019.

At September 30, 2020, we had total cash and cash equivalents and restricted cash of $6,099,130 (December 31, 2019 - $4,277,561), which includes restricted cash of $296,322 in both periods.  Working capital as of September 30, 2020 was $7,677,927 (December 31, 2019 - $4,995,317).  The 2020 increase in working capital mostly reflects the revenue from gold recovery and investment portfolio gains.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at November 9, 2020, September 30, 2020, and December 31, 2019, were as follows:

	November 09, 2020	September 30, 2020	December 31, 2019
Common Shares	46,873,117	46,873,117	45,844,117
Warrants	-	-	1,250,000
Stock Options	2,748,500	2,388,500	2,615,000
Fully diluted	49,621,117	49,261,117	49,709,117

Subsequent to September 30, 2020, the company granted 260,000 stock options to directors and officers, and 100,000 stock options to other individuals.  The options have a strike price of CAD$1.23 per share and a term of five years.  The options will vest on issuance.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $1.4 million, however such exercise is dependent on the option holders.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2020 budget to carry out our plan of operations is approximately $900,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2020.  However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2019.

Going Concern

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $2,288,146 for the period ended September 30, 2020, it has an accumulated a deficit of $22,385,244.  These results are not necessarily indicative of future results.  The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

Related Party Transactions

During the three-month periods ended September 30, 2020 and September 30, 2019, the Company entered into the following transactions with related parties:

	September 30, 2020	September 30, 2019

Consulting fees paid or accrued to officers or their companies	$768,296	$669,943
Directors' fees	1,650	1,747
Stock-based compensation	17,657	-

Of the total consulting fees noted above, $531,637 (September 30, 2019 - $352,232) was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $265,819 (September 30, 2019 - $176,116) of this amount.  As at September 30, 2020, a prepaid balance of $11,955 (December 31, 2019 - a prepaid balance of $83,592) exists to this related company and $Nil (December 31, 2019 - $3,800) remains payable to the related party for expenses earned for work on behalf of the Company.

During 2020 the Company granted 54,000 stock options to insiders at an exercise price of CAD$ 0.60 per option.  During 2019 the Company did not grant stock options to insiders.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

● to the Minerals Commission of Ghana for:

(a) to the Minerals Commission for:

(i) a new grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a new grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities.  In 2019, we purchased a trommel. Other than a drill rig to assist with exploration purchased in Q1 2020, three pickup trucks purchased in Q2 2020, and a generator in Q3 2020, we do not expect we will be buying any additional equipment in the foreseeable future.  However, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income.  Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization.  Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments.  Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.  The fair value of the warrant liability is determined through the Black Scholes valuation model.

The following table presents information about the assets that are measured at fair value on a recurring basis as of September 30, 2020 and December 31, 2019, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.  In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets.  Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.  Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

	September 30, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$5,802,808	$5,802,808	$-	$-
Restricted cash	296,322	296,322	-	-
Investment in trading securities	1,867,178	1,867,178	-	-
Total	$7,966,308	$7,966,308	$-	$-

	December 31, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$3,981,239	$3,981,239	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	887,143	887,143	-	-
Warrant liability	(137,313)	-	-	(137,313)
Total	$5,027,391	$5,164,704	$-	$(137,313)

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements").  These statements relate to future events or our company's future performance.  All statements other than statements of historical fact are forward-looking statements.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold's properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Potential to expand the NI 43-101 resources on Xtra-Gold's existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Forward-Looking Statements	Assumptions	Risk Factors
Ability to meet working capital needs for fiscal 2020

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra-Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold's properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management's outlook regarding future trends

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Covid-19	Actual results of our exploration, gold recovery and continuity of operations.

The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Increased costs and reduced ability to access the properties could affect exploration results and gold recovery results.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold's ability to predict or control.  Please also make reference to those risk factors listed in the "Risk Factors" section above.  Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements.  All forward-looking statements herein are qualified by this cautionary statement.  Accordingly, readers should not place undue reliance on forward-looking statements.  Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.  If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated:  November 9, 2020